SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-145898

NOTIFICATION OF LATE FILING

☐ Form 10-K       ☐ Form 11-K       ☐ Form 20-F       ☒ Form 10-Q

☐ Form N-SAR

For Period Ended: January 31, 2013

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Zurvita Holdings, Inc.
Former name if applicable
Address of principal executive office	800 Gessner
City, state and zip code	Houston, Texas 77024

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant quarterly period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jay Shafer	(713)	464-5002
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes     ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Zurvita Holdings, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 18, 2013	/s/ Jay Shafer
By: Jay Shafer
Title: Co-Chief Executive Officer

3

Explanation of Change for Results of Operation

For the Six Months Ended January 31, 2013

It is anticipated that a significant change in results of operations from the corresponding period for quarterly period will be reflected by the earnings statements to be included in the Form 10-Q. The registrant anticipates its results of operations to reflect an increase in revenues from $2.5 million to approximately $13.4 million for the six months ended January 31, 2012 and for the six months ended January 31, 2013, respectively. The increase in revenues is attributable to the continued growth of the consumable health and wellness products and targeted marketing. Furthermore, the registrant anticipates its results of operations to reflect an increase in total operating expenses from $2 million to approximately $3.4 million for the six months ended January 31, 2012 and for the six months ended January 31, 2013, respectively. The increase in cost of sales was attributable to the increase in consumable product sales. The increase in operating expenses was attributable to the distribution of stock for compensation and increased marketing efforts.

4